Exhibit 99.1

Eat meat sustainably. Be a Steakholder.

Steakholder Foods® Announces Optimization of Funds
and Closure of Belgian Subsidiary

Rehovot, Israel, April 4, 2023 - Steakholder Foods Ltd. (Nasdaq: STKH), an international deep-tech food company at the forefront of the cultivated meat industry, today announced the closure of its wholly owned subsidiary, Peace of Meat BV (PoM), as a means to optimize its funds and investment strategy, alongside enabling a greater focus on recently-announced core goals such as accelerating the commercialization of its 3D printing technology.

As part of the Company’s purchase of the shares of PoM at the end of 2020, PoM’s management had been granted full contractual autonomy throughout 2021 and 2022, and was provided with the funding required to develop its technologies in accordance with the terms of the purchase. Following the conclusion of the autonomous period and following its previously announced plans to restructure PoM, the Company further evaluated the expected return on its investment, and decided not to further fund PoM, in order to focus its efforts in the advancement of its core technology 3D printing of cultured products, and potential collaborations. As a result, PoM has ceased operations and is expected to be liquidated. As part of this process, Steakholder Foods expects PoM’s assets to be realized, following which the Company shall consider how and when to continue development of cultivated avian products. The closure of PoM is expected to reduce Steakholder Foods’ expenses by about $4.5 million annually, relative to 2022.

About Steakholder Foods

Steakholder Foods Ltd., formerly MeaTech 3D Ltd., is an international deep-tech food company at the forefront of the cultured meat revolution. The company-initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “STKH” (formerly MITC), with headquarters in Rehovot, Israel.

The company is developing a slaughter-free solution for producing a variety of beef, and seafood products — both as raw materials and whole cuts — as an alternative to industrialized farming and fishing. With its membership in the UN Global Compact, Steakholder Foods is committed to act in support of issues embodied in the United Nations Sustainable Development Goals (SDGs) which include strengthening food security, decreasing carbon footprint, and conserving water and land resources.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ anticipation that the closure of PoM will help enable improved optimization of funds and investment strategies, expectation that the closure of PoM is expected to reduce its expenses by about $4.5 million annually (relative to 2022), expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on March 24, 2022. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:	Investor Contacts:
Maissa Dauriac Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Steakholder Foods Investors@steakholderfoods.com

Nasdaq listed STKH	5 David Fikes St. Rehovot, 7632805 Israel	PO Box 4061 Ness Ziona Israel +972-73-332-2853	www.steakholderfoods.com info@steakholderfoods.com